ISSUER FREE-WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-160575

Dated August 5, 2010

ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100

Fort Worth, Texas 76177

August 5, 2010

Dear Stockholder:

You will be receiving a prospectus dated August 6, 2010 (the “Prospectus”) and other materials relating to the rights offering by Entech Solar, Inc. (the “Company”). Please carefully review these materials which describe how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company’s common stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page 2 of the Prospectus. The exercise of subscription rights is irrevocable.

Summary of the Terms of the Rights Offering.

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We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is August 4, 2010, at no charge, one transferable subscription right for each share of common stock owned.

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Each basic subscription right will entitle the rights holder to purchase 0.1166 of a share of our common stock at a price of $0.08 per share, the subscription price, upon timely delivery of the required documents and payment of the subscription price. Fractional shares of our common stock will not be issued since we will round down the aggregate number of shares that the rights holder is entitled to receive to the nearest whole number.

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Subject to allocation and availability as described below, each subscription right also grants the holder an over-subscription privilege to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription right in full.

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If you elect to send in your Form of Exercise, Sale or Transfer of Subscription Rights to the Subscription Agent, Computershare Trust Company, N.A., you must also send the full purchase price for the number of additional shares that you have requested to purchase pursuant to exercise of your over-subscription privilege (in addition to the payment due for shares purchased through your basic subscription right). If an insufficient number of shares are available to fully satisfy all over-subscription privilege requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription privileges in accordance with the Prospectus. The Subscription Agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

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If you wish to exercise your subscription rights, you must do so prior to 5:00 p.m., New York City time, on September 20, 2010, the expiration date for the rights offering, subject to earlier termination. After the expiration date, the subscription rights will expire automatically and will have no value. The Subscription Agent will only facilitate transfers or sales of subscription rights until 5:00 p.m., New York City time, on September 14, 2010, four business days prior to the scheduled September 20, 2010 expiration date of this rights offering.

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You are not required to exercise any or all of your subscription rights. The rights are transferable and an application has been filed for the rights to be quoted on the Over-The-Counter Bulletin Board under the ticker symbol “ENSLR.OB” from August 6, 2010 until 5:00 p.m. New York City time on September 17, 2010, one business day prior to the Expiration Date. There is no guarantee that the application for quotation will be accepted.

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You may sell your unexercised rights through the Subscription Agent or through a brokerage firm. If you would like to sell your rights through the Subscription Agent for no additional fee, you must deliver your executed Form of Exercise, Sale or Transfer of Subscription Rights at least four business days before the offering’s Expiration Date.

If your shares are held in your name, a Form of Exercise, Sale or Transfer of Subscription Rights is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not timely exercise your subscription rights, your ownership interest in the Company will be diluted. Please see page 16 of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning this rights offering, please contact the information agent, Georgeson Inc., by telephone, at 800-676-0098 (call toll-free).

David Gelbaum
Chief Executive Officer

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternative, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-800-676-0098.